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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

September 3, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:                                         Justin Dobbie

J. Nolan McWilliams
Heather Clark
Linda Cvrkel

Re:                             Israel Chemicals Ltd.

Amendment No. 4 to

Confidential Draft Registration Statement on Form F-1

Submitted August 14, 2014

CIK No. 0000941221

Ladies and Gentlemen:

By letter dated August 28, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 4 to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Israel Chemicals Ltd. (the “Company”) relating to a proposed offering in the United States of the Company’s ordinary shares (the “Shares”). The Company is providing responses to your comments as indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page of Prospectus

1.              We note your statement on the cover page that on August 13, 2014, the last reported sale price of your ordinary shares on the TASE was NIS 28.39, or $8.13, per share. We also note that you do not otherwise disclose an estimated price range or the method by which the price of the shares being offered is to be determined. Please explain how your current cover page disclosure complies with the requirements of Item 501(b)(3) of Regulation S-K.

The Company has been advised by the underwriters that they plan to use the closing price of the Shares on the Tel Aviv Stock Exchange (“TASE”) on the day prior to launch, which will be shown on the cover of the preliminary prospectus, as the initial reference price for the bookbuilding exercise. There is no expectation that the offering will be priced at a substantial discount to the last closing price of the Shares prior to pricing, but whether the offering ultimately will be priced at a discount to that closing price will be a function of the market conditions prevailing at the time of the development of the book, as is always the case on what is effectively a follow-on offering. The Company will revise the cover page of the prospectus in the next version of the Registration Statement submitted to the SEC to add the following language:

“The price per share in this offering will be determined by reference to the closing price of the ordinary shares on the last TASE trading date prior to the pricing date.”

Management’s Discussion and Analysis, page 46

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 52

Other expenses, page 55

2.              We note from the discussion on page 54 that other expenses were $162 million for the six months ended June 30, 2014, an increase of $155 million compared to the corresponding period in 2013. We also note that this increase stems mainly from an unusual expense in the amount of $149 million relating to prior periods, due to the arbitration decision regarding royalties. Please explain to us why you believe it is appropriate to reflect this increase in your provision for royalties as a component of other expense rather than in cost of sales consistent with your other royalty expenses.

The Company respectfully advises the Staff that, given the fact that IFRS does not address which specific items should be included within the cost of sales caption, the Company has considered the guidance provided in IAS 1.97—105. Accordingly, the Company has elected to present expenses according to the “function of expense” method, and IAS 1.103 specifically acknowledges that this method may require considerable judgment in allocating certain expenses. Therefore, the Company believes that the cost of sales caption should reflect items that relate to the current period production and inventory items and should not include items that relate to prior periods; otherwise, the Company believes that the gross profit figures would be distorted. Periodic royalty expenses, which are calculated based on current sales, are included in “cost of sales” accordingly. The Company’s management believes that the effect of the arbitrators’ decision that resulted in a recognition of a provision for prior years’ royalties is a one-time expense which is not related to the Company’s periodic sales. In accordance with IAS 1.103, the Company has exercised reasonable judgment and decided to reflect the royalties expenses related to prior periods in other expenses, which according to the Company’s management is the most appropriate way of presentation.

Liquidity and Capital Resources, page 75

3.              We note from page F-139 that subsequent to June 30, 2014, your board of directors approved a remuneration plan for non-management company employees and an issuance of stock options and restricted stock to officers and senior employees. Please revise MD&A to discuss these new compensation arrangements and disclose the amount of compensation expense you expect to recognize in connection with these compensation arrangements and the period over which you expect to recognize the related expense.

In response to the Staff’s comment, the Company will add the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” in the next version of the Registration Statement submitted to the SEC:

“Subsequent to the end of the second quarter of 2014, our Board of Directors approved the issuance of up to approximately 4,384,540 non-marketable options exercisable for approximately 4,384,540 of our ordinary shares, and up to approximately 1,025,449 restricted shares, to approximately 450 of our officers and senior employees (the “2014 Equity Compensation Plan”). The issuance includes 367,294 options and 85,907 restricted shares to our CEO, which is subject to approval by the general meeting of our shareholders scheduled for October 20, 2014. For a description of the 2014 Equity Compensation Plan, see “Management—Incentive Compensation Plans—The 2014 Equity Compensation Plan.”

The fair value of the 2014 Equity Compensation Plan (including both the non-marketable options and restricted shares) is approximately $16.8 million. The date of approval of the issuance to our CEO by the general meeting of our shareholders will be considered the grant date, and the fair value of the CEO’s 2014 Equity Compensation Plan will be re-measured upon such approval. The fair value will be expensed over the vesting periods (for a description of the vesting periods, see “Management—Incentive Compensation Plans—The 2014 Equity Compensation Plan.”). The expected expense for the periods ended December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018, is approximately $2.1 million, $5.4 million, $5.2 million, $2.9 million and $1.2 million, respectively.

In addition, our Board of Directors approved a long-term remuneration plan for approximately 11,800 of our non-management employees who are not included in the new equity compensation plan in the aggregate scope of up to approximately $17 million (the “2014 Long-Term Incentive Plan”). Pursuant to the 2014 Long-Term Incentive Plan, the cash payment to each employee, if any, will be based on our three-year cumulative net profit from 2015 to 2017. The fair value of the liability must be calculated at each reporting date and up to December 31, 2017. Any changes in fair value will be recognized in profit or loss for the applicable period. The range of the possible aggregate expense is between zero and approximately $17 million beginning with the third quarter of 2014 through the fourth quarter of 2017, depending upon the extent to which we expect to meet the approved net profit objectives for the years 2015 through 2017.”

Principal Capital Expenditures and Divestitures, page 84

4.              We note from the first sentence on page 174 that during the first half of 2014 you continue to plan for the establishment of joint service centers in Israel and Europe. To the extent you expect to incur material capital expenditures in connection with establishment of these service centers, please revise your capital expenditures discussion to disclose the estimated amount of such capital expenditures.

The Company respectfully informs the Staff that it does not expect to incur material capital expenditures in connection with the establishment of these service centers.

Condensed Consolidated Unaudited Interim Financial Statements, page F-117

Condensed Consolidated Unaudited Interim Statements of Cash Flows, page F-126

5.              It appears that purchase of property, plant and equipment for the three month period ended June 30, 2014 in the amount of $192,696 should be a cash outflow from investing activities rather than a cash inflow from investing activities. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company will revise page F-126 in the next version of the Registration Statement submitted to the SEC to show the amount of $192,696 as a cash outflow from investing activities. The Company respectfully informs the Staff that this amount was shown as a cash inflow rather than a cash outflow because in the process of EDGARizing the Company’s financials, the parentheses were unintentionally omitted.

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 — Additional Information, page F-136

6.              To the extent the estimated IPO price is expected to differ significantly from your most recent valuation of stock based compensation grants as discussed in note 6 to your interim financial statements, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and the related stock-based compensation.

The Company respectfully advises the Staff that it set the exercise price of its options based on the average price of the Company’s ordinary shares traded on the TASE during the 30 trading days prior to the date of approval by the Board of Directors, and for purposes of the valuation of the option grants and restricted shares, fair value was determined based on the closing price of the ordinary shares on the last trading day prior to the approval date. In light of the liquid market for the Company’s ordinary shares on the TASE, the Company believes this is appropriate and consistent with IFRS. The price of the Company’s ordinary shares on such day was NIS 28.09 per share, or approximately $8.22 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.4190 per $1.00). The last closing price of the Company’s ordinary shares on September 1, 2014 was NIS 28.03 per share, or approximately $7.83 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.5790 per $1.00), and the Company expects to price the offering based on the closing price on the TASE immediately before the pricing date. As a result, the Company does not expect the fair value of the underlying ordinary shares to differ significantly from the IPO price.

* * *

The Company and we very much appreciate the Staff’s continued willingness to review these responses on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

Michael Kaplan

Enclosures

CC:                Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary

(Israel Chemicals Ltd.)

Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management

(Israel Chemicals Ltd.)

Leslie N. Silverman

(Cleary Gottlieb Steen & Hamilton LLP)

Adam M. Klein

(Goldfarb Seligman & Co.)

Adva Bitan

(Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)

Zion Amsalem

(Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Ofer Sela

(Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR